

January 25, 2022

Sean Peace
Manager
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, NC 27604

>   **Re: RoyaltyTraders LLC**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 1**
>   **Filed December 29, 2021**
>   **File No. 024-11532**

Dear Mr. Peace:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A

Cover page

1.   Please tell us if the closing date for the "Hit the Quan" Royalty Share Units has occurred and how many units were sold. Revise your disclosure as appropriate.

The Underlying Music Portfolios, page 21

2.   We note your disclosure that the "Hit the Quan" Royalty Share Agreement has paid average royalties of $3,868 per year. Please revise your disclosure to include payments from this underlying agreement in 2021. You also disclose that each quarter royalties will be distributed to the applicable Royalty Share Unitholders on a pro rata basis. Revise your offering circular to disclose any such payments made to Royalty Share Unitholders.

<u>Financial Statements of RoyaltyTraders LLC, page F-1</u>

3.   Please update the financial statements, and other relevant portions of your filing including your Management Discussion and Analysis of Financial Condition and Results of Operations, to provide interim financial statements for the period ended September 30, 2021. Refer to Form 1-A Part F/S (b)(3) through (5).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson